Exhibit No. 21

Madison Gas and Electric Co. and Consolidated Subsidiaries

SUBSIDIARIES OF THE REGISTRANT

As of Dec. 31, 2000, the Company owned 100% of the voting securities of the following subsidiaries (all Wisconsin corporations):

MAGAEL LLC - holds title to property acquired by the Company for future utility plant expansion and nonutility property.

Central Wisconsin Development Corporation - assists new and expanding businesses throughout Central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

Great Lakes Energy Corp. - Liquidated effective Nov. 30, 2000

Wisconsin Resources Corporation - Inactive

North Central Technologies, Inc. - Inactive

Mid America Technologies, Inc. - Inactive

Great Lakes Energy Corp. owned 100% of the voting securities of the following subsidiary (a Wisconsin corporation):

American Energy Management, Inc. - Liquidated effective Nov. 30, 2000